UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated January 29, 2009, announcing that the Company has reached a settlement with respect to the M/V Maple Valley and has entered into a time charter for the M/V Alameda.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by Post-Effective Amendment No. 1 filed on October 20, 2008.

EXHIBIT 1

DRYSHIPS INC. ANNOUNCES FURTHER CAPEX REDUCTION AND SECURES FIXED RATE EMPLOYMENT

January 29, 2009. ATHENS, GREECE - DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that:

M/V Maple Valley

The Company has entered into an agreement to cancel the previously announced acquisition of the 2005 built Panamax drybulk carrier M/V Maple Valley for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, the Company and the Seller have mutually agreed to cancel the Memorandum of Agreement to acquire the M/V Maple Valley in consideration of a payment of $8.0 million to the Seller and the Seller’s retention of the $6.1 million deposit that was previously paid.  This cancellation will further reduce DryShips’ 2009 capital expenditures by $46.9 million. The London arbitration and the New York proceeding between the Seller and the Company are both being discontinued.

M/V Alameda

The Company also announced that it has entered into a time charter for the M/V Alameda, its only remaining unfixed spot based Capesize drybulk carrier.  The M/V Alameda will be chartered at a gross rate of $21,000 per day for a period of approximately two years. The charter is expected to commence during late February or early March 2009.  The M/V Alameda is a 170,662 dwt Capesize drybulk carrier built in 2001.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 43 drybulk carriers in the water comprising seven Capesize, 29  Panamax, two Supramax and five newbuilding drybulk vessels with a combined deadweight tonnage of approximately 3.9 million tons, 2 ultra deep water semi-submersible drilling rigs and 2 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: January 29, 2009	By: /s/George Economou
George Economou
Chief Executive Officer